
July 8, 2014

<u>Via E-mail</u>
Mr. Sean M. Mahoney
Chief Financial Officer
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, Maryland 20814

> **Re: DiamondRock Hospitality Company**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 1-32514**

Dear Mr. Mahoney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

General

1.   We note your disclosure on page 10 that your "hotels are mostly in the premium full-service segment of the hotel business." In future Exchange Act reports, to the extent material, please revise your portfolio information, where applicable, to detail your hotel property type, highlighting the hotels in your portfolio that are not in the full-service segment.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

2. We note that you have expended significant amounts of funds toward property renovations. Please tell us if you capitalized personnel costs to property and equipment. To the extent material, please quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A. Additionally, please disclose capitalized interest related to development and/or re-development projects for each year presented.

Notes Receivable, page F-14

3. Please provide to us management's analysis supporting the determination that the settlement in January 2013 should be considered a restructuring.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Folake Ayoola, Staff Attorney, at (202) 551-3673 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief